Exhibit (a)(5)(E)

January 6, 2014

Today we made a “tender offer” to purchase all the outstanding shares of Jos. A. Bank.  We also announced that we intend to nominate two independent director candidates for election to Jos. A. Bank’s Board of Directors at its 2014 Annual Meeting of shareholders.   While it is our strong preference to work collaboratively with Jos. A. Bank to realize the benefits of combining our two companies, we are taking our offer directly to Jos. A. Bank shareholders because we are committed to capitalizing on this value creating opportunity.

We strongly believe in the benefits of this transaction for all of you, our shareholders, and customers.  Together, we would create a premier men’s apparel retailer that can better serve more customers in more locations.  Combined we would have more than 1,700 total stores and sales of more than $3.5 billion.  A copy of the press release we issued is attached.

The best thing for all of us would be for everyone in our Company to continue to live up to our vision – providing world-class service to our customers and each other.  We will leave the rest to the professionals who will help us in our goal of making this acquisition.  We should all try to avoid becoming distracted.

As always, please follow our company policy with respect to external inquiries and direct all media or third-party inquiries to Ken Dennard at (713) 529-6600 or ken@dennardlascar.com.

I hope 2014 is a great year for you and those to whom you are close.

Best Wishes,

Doug